Exhibit 99.1

California State Teachers’
Retirement System
Anne Sheehan
100 Waterfront Place, MS-04
West Sacramento, CA  95605-2807
916-414-7410
asheehan@calstrs.com

April 29, 2015

Perry Ellis International, Inc.
Attn: General Counsel
3000 N.W. 107th Avenue
Miami, FL  33172

Dear Sir or Madame:

Enclosed, please find a copy of the resolution and our ownership verification letter from our custodian, State Street Bank and Trust Company (participant number 0997) through the depository, DTC, through DTC’s nominee name of Cede & Co.  We are submitting this proposal to you for inclusion in the next proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

CalSTRS is the beneficial owner of more than $2,000 in market value of the company’s stock and has held such stock continuously for over one year from the date of this submission.  Furthermore, CalSTRS intends to continue to hold the company’s stock through the date of the 2015 annual meeting.

Please feel free to contact Philip Larrieu at (916) 414-7417 or via email at plarrieu@calstrs.com to discuss the contents of the proposal.

Sincerely,

/s/ Anne Sheehan

Anne Sheehan
Director, Corporate Governance
California State Teachers’ Retirement System

Cc: George Feldenkreis, Chairman and Chief Executive Officer

Enclosures

“RESOLVED, that the shareholders of Perry Ellis International, Inc. (the “Company”) ask that the Company, in compliance with applicable law, takes the steps necessary to reorganize the Board of Directors (the “Board”) into one class subject to election each year. The implementation of this proposal should not affect the unexpired terms of directors elected to the Board prior to or at the 2015 annual meeting of shareholders.

SUPPORTING STATEMENT

The California State Teachers’ Retirement System (“CalSTRS”) believes accountability is of paramount importance. This is why we are supporting this proposal, which, if implemented, would seek to reorganize the Board so that each director stands before the shareholders for re-election each year. We hope to eliminate the Company’s so-called “classified board,” whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareholders can only vote on a portion of the Board at any given time.

CalSTRS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance, see “What Matters in Corporate Governance?” Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 04/2009). CalSTRS also believes that shareholders are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve the performance and ensure the Company’s continued viability through this structural reorganization of the Board. If passed, shareholders might have the opportunity to register their views at each annual meeting—on the performance of the Board as a whole and of each director as an individual.

CalSTRS urges you to join us in voting to declassify the election of directors as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.”